Hi ████████

My co-founder & I are building an AI-powered neurofeedback startup primarily focused on children with ASD. We're utilizing the recently launched Muse S Athena headband and our in-house neurofeedback software (NeurOS) to provide custom tailored neurofeedback for each student. I've attached some materials below in case you want to learn more. Simply put, neurofeedback is incredibly promising for children with ASD, but it's still being done the same way it's been done for decades, 1-on-1 with practitioners. We aim to change this, and bring it into SPED classrooms and pediatric centers.

For a bit on myself and my co-founder, I've previously ran my own YouTube channel, DataDash, since 2017, which grew to over 500,000 subscribers, as well as my own cryptocurrency wallet startup, Digifox, where we scaled to over 20,000 users, but was eventually shut down after a failed Series A round. Colin, my co-founder, has over 10+ years experience in both AI, as well as BCI technology, working for a wide range of companies and projects, like OpenBCI, and the largest channel for BCI technology, The BCI Guys.

We'd love to show our working MVP and talk about our plans for our initial pilot study. If there's a time/date that works best for you (or you have a Calendly), feel free to let me know and we'll do our best to accommodate.

Cheers,

Nicholas Merten
Co-Founder & CEO of NeurOS Platforms

Pitchdeck: https://docsend.com/v/c8jz9/neuros_pitchdeck_july2025
1 Minute Founder Pitch: https://docsend.com/v/c8jz9/neuros_founder_pitch